

Mail Stop 3233

January 29, 2016

Via E-mail
Allen R. Hartman
President
Hartman VREIT XXI, Inc.
2909 Hillcroft, Suite 420
Houston, Texas 77057

Re: **Hartman VREIT XXI, Inc.**
       Amendment No. 1 to Registration Statement on Form 11
       Filed December 28, 2015
       File No. 333-207711

Dear Mr. Hartman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2015 letter.

Prospectus Summary, page 9

1.   We note your response to prior comment 14. Please briefly revise the summary to more specifically describe those affiliates that are still raising funds and purchasing property, including the size of the affiliates, the amount of funds yet to be invested and how you intend to allocate investment opportunities.

Prior Performance Summary, page 108

2.   We note your revisions regarding Hartman Commercial Properties REIT. Please revise to briefly describe how all connections with your sponsor were terminated in 2006.

3.   We note your response to prior comment 18 and the disclosure on page 109 that describes Hartman Development Fund LLC as 'operating.' Please revise this section and the prior performance tables to clarify whether Hartman Development Fund, LLC is operating and describe its merger with Hartman Short Term Income Properties XIX, Inc. In addition, please clarify that Hartman Development Fund LLC has not provided a liquidity event or advise.

Note 2 – Summary of Significant Accounting Policies

Organization and Offering Costs, page F-5

4.   We have reviewed your response to comment 19 and the revisions made to the registration statement. While offering costs may properly be deferred and charged against the gross proceeds of the offering costs pursuant to SAB Topic 5A, organization costs should be expensed as incurred pursuant to the guidance outlined within paragraph 720-15-25-1 of the FASB Accounting Standards Codification.   Please clarify and revise accordingly.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Wilson Lee, Senior Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel
Office of Real Estate and
Commodities

cc: Rosemarie Thurston, Esq.
       Alston & Bird